Exhibit 99.2

SILVERCORP METALS INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011
(Expressed in thousands of US dollars, unless otherwise stated)

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Notes	June 30, 2011	March 31, 2011	April 1, 2010
ASSETS
Current Assets
Cash and cash equivalents		$165,676	$147,224	$50,618
Short-term investments		64,798	59,037	43,773
Trade and other receivables		1,711	821	510
Inventories	5	3,788	3,895	3,175
Prepaids and deposits		3,474	2,973	1,964
Due from related parties	13	1,319	203	138
		240,766	214,153	100,178

Non-current Assets
Long term prepaids and deposits		1,403	893	583
Investment in an associate	6	15,921	15,822	6,103
Other investments	7	44,626	46,286	9,003
Plant and equipment	8	40,675	36,516	29,011
Mineral rights and properties	9	200,256	191,799	114,261
Deferred income tax assets		953	1,146	1,315
TOTAL ASSETS		$544,600	$506,615	$260,454

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$16,903	$12,770	$7,504
Deposits received		4,676	13,278	6,737
Bank loan		-	-	1,465
Current portion of environmental rehabilitation	10	-	323	292
Dividends payable		3,631	3,600	3,238
Income tax payable		4,154	3,047	1,658
Due to a related party	13	3,498	3,447	-
		32,862	36,465	20,894

Non-current Liabilities
Deferred income tax liabilities		14,683	13,564	-
Environmental rehabilitation	10	3,295	2,909	2,357
Total Liabilities		50,840	52,938	23,251

Equity
Share capital		267,415	266,081	145,722
Contributed surplus		3,465	3,131	4,620
Reserves		24,717	24,717	24,717
Accumulated other comprehensive income		21,870	19,362	319
Retained earnings		109,349	87,326	33,099
Total equity attributable to the equity holders of the Company		426,816	400,617	208,477

Non-controlling interests	12	66,944	53,060	28,726
Total Equity		493,760	453,677	237,203

TOTAL LIABILITIES AND EQUITY		$544,600	$506,615	$260,454
Commitments	20

Approved on behalf of the Board:

(Signed) Robert Gayton
Director

(Signed) Rui Feng
Director

See accompanying notes to the unaudited condensed consolidated financial statements

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except for per share figures)

		Three Months Ended June 30,
	Notes	2011	2010

Sales		$69,719	$36,729
Cost of sales	14	14,059	10,191
Gross profit		55,660	26,538

General and administrative		6,083	4,666
General exploration and property investigation		1,792	1,325
Foreign exchange loss (gain)		524	(873)
Loss on disposal of plant and equipment		82	-
Gain on disposal of mineral rights and properties		-	(537)
Income from operations		47,179	21,957

Share of loss in an associate	6	(24)	(38)
Loss on investments		(1,159)	(49)
Other income		175	112
Income before finance items and income taxes		46,171	21,982

Finance income	15	670	265
Finance costs	10,15	(23)	(60)
Income before income taxes		46,818	22,187

Income tax expense	16	12,574	3,252
Net income for the period		$34,244	$18,935

Attributable to:
Equity holders of the Company		$25,642	$14,121
Non-controlling interests	12	8,602	4,814
		$34,244	$18,935

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.15	$0.09
Diluted earnings per share		$0.15	$0.09
Weighted Average Number of Shares Outstanding - Basic		175,028,878	164,673,791
Weighted Average Number of Shares Outstanding - Diluted		176,048,653	165,563,545

See accompanying notes to the unaudited condensed consolidated financial statements

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2011	2010

Net income for the period		$34,244	$18,935
Other comprehensive income (loss), net of taxes:
Unrealized loss on available for sale securities, net of tax of $nil, $nil	7	(1,916)	(293)
Currency translation adjustment, net of tax of $nil, $nil		5,126	(1,658)
Other comprehensive income (loss) for the period, net of taxes		3,210	(1,951)
Comprehensive income for the period, net of taxes		$37,454	$16,984

Attributable to:
Equity holders of the Company		$28,150	$11,934
Non-controlling interests		9,304	$5,050
		$37,454	$16,984

See accompanying notes to the unaudited condensed consolidated financial statements

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2011	2010
Cash provided by (used in)
Operating activities
Net income for the period		$34,244	$18,935
Add (deduct) items not affecting cash:
Accretion of environmental rehabilitation		23	40
Depreciation, amortization and depletion		2,587	1,671
Share of loss in an associate		24	38
Deferred income tax expense		1,128	535
Loss on investments		1,159	49
Loss on disposal of plant and equipment		82	-
Gain on disposal of mineral rights and properties		-	(537)
Stock-based compensation		778	754
Changes in non-cash operating working capital	21	(6,090)	1,697
Net Cash provided by operating activities		33,935	23,182

Investing activities
Mineral rights and properties
Acquisition		(6,375)	(5,655)
Proceeds on disposals		-	537
Plant and equipment
Acquisition		(4,132)	(783)
Other investments
Acquisition		(1,020)	-
Net purchases of short-term investments		(4,993)	(15,375)
Prepayments to acquire property, plant and equipment		(1,106)	(812)
Net Cash used in investing activities		(17,626)	(22,088)

Financing activities
Net repayment from (advance to) related parties		(1,177)	(13)
Bank loan
Repayments		-	(1,473)
Non-controlling interests
Contribution	12	4,580	-
Cash dividends distributed		(3,600)	(3,200)
Capital stock
Proceeds from issuance of common shares		890	1,188
Net Cash provided by (used in) financing activities		693	(3,498)

Effect of exchange rate changes on cash and cash equivalents		1,450	(718)

Increase (decrease) in cash and cash equivalents		18,452	(3,122)

Cash and cash equivalents, beginning of the period		147,224	50,618

Cash and cash equivalents, end of the period		$165,676	$47,496

Supplementary cash flow information	21

See accompanying notes to the unaudited condensed consolidated financial statements

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
						Accumulated		Total equity
						other		attributable to the	Non-
		Number of		Contributed		comprehensive	Retained	equity holders of	controlling
	Notes	shares	Amount	surplus	Reserves	income (loss)	earnings	the Company	interests	Total equity
Balance, April 1, 2010		164,430,417	$145,722	$4,620	$24,717	$319	$33,099	$208,477	$28,726	$237,203
Options exercised		298,874	1,956	(768)	-	-	-	1,188	-	1,188
Shares issued for 10% interest of Henan Huawei		163,916	1,127	(998)	-	-	-	129	(129)	-
Stock-based compensation		-	-	754	-	-	-	754	-	754
Unrealized loss on available-for-sale securities, net of taxes		-	-	-	-	(293)	-	(293)	-	(293)
Cash dividends		-	-	-	-	-	(3,109)	(3,109)	-	(3,109)
Net income for the period		-	-	-	-	-	14,121	14,121	4,814	18,935
Currency translation adjustment		-	-	-	-	(1,894)	-	(1,894)	236	(1,658)
Balance, June 30, 2010		164,893,207	$148,805	$3,608	$24,717	$(1,868)	$44,111	$219,373	$33,647	$253,020
Options exercised		782,502	6,493	(2,303)	-	-	-	4,190	-	4,190
Shares issued for property		50,000	343	-	-	-	-	343	-	343
Warrants issued for property		-	-	181	-	-	-	181	-	181
Financing		9,200,000	116,840	-	-	-	-	116,840	-	116,840
Share issuance costs		-	(6,400)	-	-	-	-	(6,400)	-	(6,400)
Stock-based compensation		-	-	1,645	-	-	-	1,645	-	1,645
Unrealized loss on available-for-sale securities, net of taxes		-	-	-	-	4,724	-	4,724	-	4,724
Cash dividends		-	-	-	-	-	(10,318)	(10,318)	-	(10,318)
Acquisition of Yunxiang		-	-	-	-	-	-	-	11,296	11,296
Distribution to non-controlling interests		-	-	-	-	-	-	-	(10,582)	(10,582)
Net income for the period		-	-	-	-	-	53,533	53,533	17,248	70,781
Currency translation adjustment		-	-	-	-	16,506	-	16,506	1,451	17,957
Balance, March 31, 2011		174,925,709	$266,081	$3,131	$24,717	$19,362	$87,326	$400,617	$53,060	$453,677
Options exercised		130,982	1,334	(444)	-	-	-	890	-	890
Stock-based compensation		-	-	778	-	-	-	778	-	778
Unrealized loss on available-for-sale securities, net of taxes		-	-	-	-	(1,916)	-	(1,916)	-	(1,916)
Cash dividends	11	-	-	-	-	-	(3,619)	(3,619)	-	(3,619)
Contribution from non-controlling interests	12	-	-	-	-	-	-	-	4,580	4,580
Net income for the period		-	-	-	-	-	25,642	25,642	8,602	34,244
Currency translation adjustment		-	-	-	-	4,424	-	4,424	702	5,126
Balance, June 30, 2011		175,056,691	$267,415	$3,465	$24,717	$21,870	$109,349	$426,816	$66,944	$493,760

See accompanying notes to the unaudited condensed consolidated financial statements

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines are in China, with current exploration and development projects in China and Canada.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

The unaudited condensed consolidated financial statements of the Company as at and for the three months ended June 30, 2011 were authorized for issue in accordance with a resolution of the board of directors dated on August 2, 2011. Operating results for the three months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending March 31, 2012.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

International Financial Reporting Standards (“IFRS”) require companies that adopt IFRS to make an explicit and unreserved statement in their first annual IFRS financial statements of compliance with IFRS. The Company will make this statement when it issues its financial statements for the year ending March 31, 2012.

Prior to the adoption of IFRS, the Company’s financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These unaudited condensed consolidated financial statements represent the Company’s initial presentation of its results and financial position under IFRS and as such were prepared in accordance with IAS 34, Interim Financial Reporting and IFRS 1, First-time Adoption of IFRS (“IFRS 1”). The disclosures of the elected transition exemptions, reconciliation and explanation of accounting policy compared to Canadian GAAP have been provided in Note 22 to these financial statements. The policies applied in these condensed consolidated financial statements are based on IFRS issued and effective as at the date the Board of Directors approved these financial statements for issue. Any subsequent changes to IFRS could result in a restatement of these financial statements, including the transition adjustments recognized on conversion to IFRS.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended March 31, 2011, which were prepared in accordance with Canadian GAAP, and have been restated in the IFRS disclosures included in Note 22.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries, the most significant of which are presented in the following table:

		Ownership
Subsidiary	Location	interest	Status	Property
Henan Found Mining Co. Ltd.	China	77.5%	Consolidated	Ying, TLP
(“Henan Found”)
Henan Huawei Mining Co. Ltd.	China	80%	Consolidated	HPG, LM
(“Henan Huawei”)
Guangdong Found Mining Co. Ltd.	China	95%	Consolidated	GC
(“Guangdong Found”)
Xinshao Yunxiang Mining Co. Ltd.	China	70%	Consolidated	BYP
(“Yunxiang”)
0875786 B.C. Ltd.	Canada	100%	Consolidated	Silvertip

Subsidiaries are fully consolidated from the date on which the Company obtains control. For non-wholly-owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balances and transactions between the Company and its subsidiaries are eliminated on consolidation.

(c) Investments in Associates

An associate is an entity over which the Company has significant influence, and is not a subsidiary or joint venture. Significant influence is presumed to exist when the Company has power to be actively involved and influential in financial and operating policy decisions of the associate.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Company’s share of comprehensive income or losses of associates are recognized in comprehensive income during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period it occurs.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(e) Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Chinese subsidiaries is the Chinese Renminbi (“RMB”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in U.S. dollars (“USD”). The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

  assets and liabilities are translated using exchange rates prevailing at the balance sheet date;

  income and expenses are translated using average exchange rates prevailing during the period; and

  all resulting exchange gains and losses are included in other comprehensive income.

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is disposed and exchange differences arise, such differences are recognized in the statement of income as part of the gain or loss on sale.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are generally satisfied when the title is passed to the customer. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets. Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotation period, typically ranging from ten to fifteen days around shipment date.

(g)Cash and Cash Equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(h) Short-term Investments

Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and commercial paper with original terms of three months or more, but less than one year.

(i) Inventories

Inventories include metals contained in concentrates, direct smelting ore, stockpile ore and operating materials and supplies. The classification of metals inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based on the period ending prices of contained metals. Mined materials that do not contain a minimum quantity of metal needed to compensate the estimated processing expenses for recovery of the contained metal, are not classified as inventory and are assigned no value.

Direct smelting ore and stockpiled ore are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost, based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.
Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(j) Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and applicable impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Building	20 years
Office equipment and furniture	5 years
Machinery and equipment	5-10 years
Motor vehicle	5 years
Land use right	50 years
Leasehold improvement	5 years

Subsequent costs that meet the asset recognition criteria are capitalized while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are not depreciated until they are completed and available for use.

(k) Mineral Rights and Properties

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized. Upon determination that a mineral property can be economically developed, which occurs at the earlier of: completion of positive economic analysis of the mineral deposit by establishing proven and probable reserves; or obtaining a mining permit, the subsequent development costs incurred such as to further delineate the ore body and costs incurred during production to increase output by providing access to additional sources of mineral resources, are also capitalized.

Upon commencement of commercial production, mineral rights and properties and capitalized expenditures are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(l) Impairment of Long-lived Assets

Long-lived assets, including mineral rights and properties, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral rights and properties and processing facilities, the recoverable amount is estimated as the discounted future net cash flows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

Impairment losses are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(m) Rehabilitation Provision

The Company recognizes rehabilitation provision for statutory, contractual, constructive or other legal obligations relating to site reclamation and restoration costs that will incur on the retirement of assets and abandonment of mine and exploration sites. Provisions for the cost of each mine site’s rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined.

Costs included in the provision were estimated for all rehabilitation activities expected to occur progressively over the life of the operation and at the time of mine site closure. The estimated costs also have risks and probabilities of alternative estimates of cash flows required to settle the obligations taken into consideration.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life of operation, nature of the asset, and the operating license conditions.

Rehabilitation provisions are measured at the expected value of future cash flows excluding the effect of inflation. The future cash flows are discounted to their present value using a current Chinese government bond real risk-free pre-tax interest rate. Provisions are updated at the end of each reporting period using the most current discount rate and exchange rate.

When rehabilitation provisions are initially recognized, the corresponding cost is capitalized as an asset in mineral rights and properties and depreciated over the life of the operation to which it relates. When there is a change in estimate of the cost associated, provisions will be updated with the respective changes to the related asset. The accretion expense, representing the amortization of the discount, is included in finance costs and results in an increase in the amount of the provision.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(n) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. All other borrowing costs are expensed in the period in which they are incurred. The Company capitalizes borrowing costs for all eligible assets where construction commenced on or after April 1, 2010.

(o) Stock-based Payments

The Company recognizes stock-based compensation expense for all stock options awarded to employees, officers, directors, and consultants using the fair value method. The fair value of the stock options at the date of grant is expensed over the vesting periods of the stock options with a corresponding increase to equity. The fair value of options granted to employees, officers, and directors is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vest periods and fair values. Forfeitures are accounted for using estimates based on historical actual forfeiture data. Stock-based compensation expense related to exploration is capitalized in mineral rights and properties.

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(p) Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

probable that the temporary differences will reverse in the foreeeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(q) Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the treasury stock method. Under this method, derivatives, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, and repurchased from proceeds, is included in the calculation of diluted earnings per share.

(r) Financial Instruments

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), of which transaction costs are expensed as incurred.

Subsequent measurement of financial assets and liabilities depends on the classification of such assets and liabilities.

FVTPL:
Financial assets and liabilities classified as FVTPL are measured at fair value with changes in fair values recognized in net income. Financial assets and liabilities are classified as FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Available-for-sale financial assets:
A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. A financial asset classified as available-for-sale is measured at fair value except for investments in equity instruments that do not have quoted market prices in active markets and where fair value cannot be reliably measured. Such equity instruments are accounted for at cost. For financial assets measured at fair value, their mark-to-market gains and losses are recognized in other comprehensive income (“OCI”) and accumulated in accumulated other comprehensive income within equity until the financial asset is derecognized or there is objective evidence that the asset is impaired.

Loans and receivables:
Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance cost or income.

Other financial liabilities and interest-bearing loans and borrowings:
Other financial liabilities and financial liabilities classified as interest-bearing loans and borrowings are measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance cost or income.

Impairment:
The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period they are incurred.

Derecognition:

A financial asset is derecognized when:

  The rights to receive cash flows from the asset have expired; or

  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the statement of operations.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Offsetting of financial instruments:
Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction, discounted cash flow analysis or other valuation models.

The Company classifies its financial instruments as follows:

  Financial assets classified as at FVTPL: short term investments, investments in warrants.

  Financial assets classified as available-for-sale: equity investment in Yongning Smelting Co., Ltd., equity investment in Jinduicheng Xise (Canada) Co. Ltd., and other non-derivative marketable securities.

  Loans and receivables: trade and other receivables.

  Other liabilities and interest bearing loans and borrowings: accounts payable and accrued liabilities, dividends payable, and bank loan.

(s) Government Assistance

Refundable mining exploration tax credits received from eligible mining exploration expenditures reduces the carrying amount of the related mineral rights and properties asset. The depletion of the related mineral rights and properties asset is calculated based on the net amount.

(t) Significant Judgments & Estimation Uncertainty

Many amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated balance sheet.

Areas of significant judgment and estimates include:

  Estimates of the quantities of proven and probable mineral reserves and the portion of resources considered to be probable of economic extraction.

  Forecast prices of commodities, exchange rates, production costs, and recovery rates.

  The future economic benefit of exploration and evaluation costs.

  The estimated fair values of CGU for impairment tests, including estimates of future costs to produce proven and probable reserves, future commodity prices, and discount rates.

  The estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense.

  Provision for environmental rehabilitation.

  The fair value of acquired assets and liabilities.

  The recoverability of trade and other receivables and investments.

  Valuation inputs and forfeiture rates used in calculation of stock-based compensation.

  Inputs to determine the fair value of warrants held.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Evaluation and assessment of contingent liabilities.

  Valuation allowances for deferred income tax assets.

The Company estimates its ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101.

(u) Accounting standards issued but not yet effective

The IASB and IFRIC have issued certain new standards, interpretations, amendments and improvements to existing standards, mandatory for future accounting periods. The most significant of these are as follows, and are all effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted, unless otherwise specified:

IFRS 9 – Financial Instruments (“IFRS 9”) will be the new standard for financial reporting of financial instruments that is set to replace the existing IAS 39. IFRS 9 is principles-based and is aimed to be less complex than IAS 39. In October 2010, phase 1 of IFRS 9 was amended to address the classification and measurement of financial assets and financial liabilities. The remaining phases containing mainly amendments to address derecognizing financial instruments, impairment, and hedge accounting, are expected to be completed during the second half of 2011.

IFRS 11 – Joint Arrangements (“IFRS 11”) provides a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 and SIC-13.

IFRS 12 – Disclosures of Interests in Other Entities will be the new standard for disclosure requirements for subsidiaries, joint-ventures, associates and unconsolidated structured entities. As previous disclosure requirements segregated in different standards – IAS 27, IAS 28, and IAS 31 – had overlaps in numerous areas, the new combined disclosure standard will present a uniformed requirement that is easier to understand and apply.

IFRS 10 – Consolidated Financial Statements will be the new standard replaces the consolidation guidance in IAS 27 and SIC-12, by establishing a consistent application of the concept of control as the basis for determining which entities are consolidated in the consolidated financial statements.

IFRS 13 – Fair Value Measurement will be the new standard that replaces the guidance on fair value measurement in existing IFRS. It defines and provides guidance on measuring fair value and requires disclosures about fair value measurements in a single standard.

IAS 28 – Investments in Associates and Joint Ventures had an amendment in May 2011 that sets out the requirements for the application of the equity method when accounting for investments in associates and joint-ventures. The amendment specifies that interest in joint-ventures should be recognized as an investment and accounts for it using the equity method, unless the entity meets certain exemption criteria.

The Company is currently evaluating the impact of the future accounting standards on the consolidated financial statements.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	SUBSIDIARIES AND ASSOCIATES

(a) Subsidiaries

Details of the Company’s subsidiaries are as follows:

			Proportion of ownership interest held
		Place of	June 30,	March 31,	April 1,	Mineral
Name of subsidiaries	Principal activity	incorporation	2011	2011	2010	properties
Silvercorp Metals China Inc.	Holding company	China	100%	100%	100%
0875786 B.C. LTD.	Mining	Canada	100%	100%	100%	Silvertip
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%	N/A
Wonder Success Limited	Holding company	Hong Kong	100%	100%	N/A
Qinghai Found Mining Co. Ltd.	Mining	China	82%	82%	82%
Henan Huawei Mining Co. Ltd.	Mining	China	80%	80%	70%	HPG, LM
Henan Found Mining Co. Ltd.	Mining	China	77.5%	77.5%	77.5%	Ying, TLP
Xinshao Yunxiang Mining Co. Ltd.	Mining	China	70%	70%	N/A	BYP
Guangdong Found Mining Co. Ltd.	Mining	China	95%	95%	95%	GC
(i) British Virgin Island ("BVI")

(b) Associates

Details of the Company’s associates are as follows:

			Proportion of ownership interest held
		Place of	June 30,	March 31,	April 1,
Name of associates	Principal activity	incorporation	2011	2011	2010
New Pacific Metals Corp.	Mining	Canada	14.3%	14.3%	23.4%

4. ACQUISITIONS

(a) Xinshao Yunxiang Mining Co. Ltd.

On January 13, 2011, the Company acquired 70% equity interest in Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”), a private mining company in Hunan Province, China. Yunxiang’s primary asset is the BYP Gold-Lead-Zinc mine.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The transaction was a business combination and has been accounted for using the acquisition method. The final allocation of the purchase price to Yunxiang’s identifiable assets acquired and liabilities assumed, based on estimated fair values at the time of acquisition is presented as follows:

Cash consideration	$23,084
Liabilities assumed	3,273
Purchase consideration	$26,357

Net working capital (cash: $nil)	$27
Plant and equipment	776
Mineral rights and properties	49,551
Environmental rehabilitation provision	(415)
Deferred income tax liabilities	(12,286)
Non-controlling interest	(11,296)
Assets acquired and liabilities assumed	$26,357

The Company measured the non-controlling interest at its proportionate share of the fair value of net identifiable assets acquired. Acquisition related costs were expensed in the period.

(b) 10% Equity Interest in Henan Huawei Mining Co. Ltd.

On May 21, 2010, the Company acquired an additional 10% equity interest in Henan Huawei from the non-controlling interest shareholder for consideration of $1,127. The consideration was paid through the issuance of 163,916 common shares of the Company. The common shares were valued at $6.876 per share, being the prevailing share price on the New York Stock Exchange at the date of the transaction.

The increase of the Company’s ownership in Henan Huawei from 70% to 80% has been accounted for as an equity transaction with the carrying amount of the controlling and non-controlling interests being adjusted to reflect the changes in their relative interests in Henan Huawei. The difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity.

5.	INVENTORIES

Inventories consist of the following:

	June 30, 2011	March 31, 2011	April 1, 2010
Direct smelting ore and stockpile ore	$425	$574	$585
Concentrate inventory	620	1,008	855
Total stockpile	1,045	1,582	1,440
Material and supplies	2,743	2,313	1,735
	$3,788	$3,895	$3,175

The amounts of inventory recognized as expenses during the three months ended June 30, 2011 and 2010 were equivalent to the cost of sales.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUX). NUX is a related party of the Company by way of a common director and officers. The Company has significant influence over the financial and operating policies of NUX.

As at June 30, 2011, the Company owned 9,402,100 common shares (March 31, 2011 - 9,402,100, April 1, 2010 - 7,400,000) of NUX, representing an ownership interest of 14.3% (March 31, 2011 – 14.3%, April 1, 2010 - 23.4%).

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2010	7,400,000	$6,103	$5,028
Acquisition from market	2,100	2
Private placement participation	2,000,000	2,271
Equity income		1,881
Dilution gain		4,862
Foreign exchange impact		703
Balance, March 31, 2011	9,402,100	$15,822	$19,640
Equity loss		(24)
Foreign exchange impact		123
Balance, June 30, 2011	9,402,100	$15,921	$15,990

7.	OTHER INVESTMENTS

		June 30, 2011	March 31, 2011	April 1, 2010

Available-for-sale

Publicly-traded companies	(a)	$10,757	$11,567	$1,849

Yongning Smelting Co. Ltd.	(b)	9,283	9,169	6,886

Jinduicheng Xise (Canada) Co. Ltd.	(c)	22,846	22,669	-

Warrants	6 & 7(a)	1,740	2,881	268
		$44,626	$46,286	$9,003

(a) Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Common shares are classified as available-for-sale and are measured at fair value on initial recognition and subsequent measurement. As of June 30, 2011, none of the shares held by the Company was over 10% of the respective outstanding shares of investees.

Warrants, by their nature, meet the definition of derivatives and are classified as at FVTPL. The fair value of the warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Fair value changes are recognized in net income of the period.

Common shares:

		Accumulated mark-to-	Accumulated
		market gains and losses	impairment
	Fair value	included in OCI	charges
April 1, 2010	$1,849	$320	$(195)
March 31, 2011	$11,567	$4,751	$(195)
June 30, 2011	$10,757	$2,835	$(195)

Warrants:

		Accumulated mark-to-market
		gains and losses included in net
	Fair value	income
April 1, 2010	$268	$35
March 31, 2011	$2,881	$1,283
June 30, 2011	$1,740	$124

(b) Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. As at June 30, 2011, the Company’s total investment in Yongning Smelting is $9,283 (RMB 60.0 million) (March 31, 2011 - $9,169, April 1, 2010 - $6,886), representing 15% (March 31, 2011 – 15%, April 1, 2010 – 11.75%) of Yongning Smelting’s equity interest. The investment was accounted for as available-for-sale financial asset and measured at cost at all relevant balance sheet dates.

(c) Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a private mining company based in Canada. The Company invested in Jinduicheng through a private placement. As at June 30, 2011, the Company’s total investment in Jinduicheng is $22,846 (CAD$22 million) (March 31, 2011 - $22,669, April 1, 2010 - $nil), representing 6% (March 31, 2011 – 6%, April 1, 2010 – nil) of total equity interest. The investment was accounted for as available-for-sale financial asset and measured at cost at all relevant balance sheet dates.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicle	in progress	Total
Balance as at April 1, 2010	$21,059	$1,418	$8,759	$1,992	$469	$33,697
Additions upon acquisition of Yunxiang	197	39	127	109	304	776
Additions	4,240	550	1,280	1,446	2,079	9,595
Disposals	(1,207)	(106)	(193)	(81)	(85)	(1,672)
Reclassify from construction in process	620	-	-	-	(620)	-
Impact of foreign currency translation	1,034	81	411	126	63	1,715
Ending balance as at March 31, 2011	25,943	1,982	10,384	3,592	2,210	44,111
Additions	1,384	451	457	909	1,491	4,692
Disposals	(25)	(21)	(103)	(88)	-	(237)
Impact of foreign currency translation	323	23	131	49	36	562
Ending balance as at June 30, 2011	$27,625	$2,435	$10,869	$4,462	$3,737	$49,128

Accumulated depreciation and amortization
Balance as at April 1, 2010	$(1,644)	$(654)	$(1,523)	$(865)	$-	$(4,686)
Disposals	106	78	65	58	-	307
Depreciation and amortization	(1,094)	(306)	(1,101)	(442)	-	(2,943)
Impact of foreign currency translation	(98)	(36)	(92)	(47)	-	(273)
Ending balance as at March 31, 2011	(2,730)	(918)	(2,651)	(1,296)	-	(7,595)
Depreciation and amortization	(302)	(101)	(313)	(160)	-	(876)
Disposals	4	11	46	54	-	115
Impact of foreign currency translation	(35)	(10)	(35)	(17)	-	(97)
Ending balance as at June 30, 2011	$(3,063)	$(1,018)	$(2,953)	$(1,419)	$-	$(8,453)

Carrying amounts
Balance as at April 1, 2010	$19,415	$764	$7,236	$1,127	$469	$29,011
Balance as at March 31, 2011	$23,213	$1,064	$7,733	$2,296	$2,210	$36,516
Balance as at June 30, 2011	$24,562	$1,417	$7,916	$3,043	$3,737	$40,675

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

Cost	Ying	TLP	HPG	LM	BYP	GC	Silvertip	Total
Balance as at April 1, 2010	$35,508	$4,847	$1,971	$2,467	$-	$64,062	$15,771	$124,626
Acquisition of Yunxiang	-	-	-	-	49,551	-	-	49,551
Capitalized expenditures	11,287	3,899	1,869	2,540	-	693	7,158	27,446
Mining exploration tax credit	-	-	-	-	-	-	(823)	(823)
Environmental rehabiliation revision	(25)	(30)	(22)	(13)	(28)	-	-	(118)
Foreign currecy translation impact	1,809	306	132	170	228	2,769	1,039	6,453
Ending balance as at March 31, 2011	48,579	9,022	3,950	5,164	49,751	67,524	23,145	207,135
Capitalized expenditures	2,666	1,091	707	981	949	763	707	7,864
Mining exploration tax credit	-	-	-	-	-	-	(220)	(220)
Foreign currecy translation impact	624	119	54	70	722	852	183	2,624
Ending balance as at June 30, 2011	$51,869	$10,232	$4,711	$6,215	$51,422	$69,139	$23,815	$217,403

Accumulated depletion
Balance as at April 1, 2010	$(7,840)	$(414)	$(820)	$(1,291)	$-	$-	$-	$(10,365)
Depletion	(3,786)	(231)	(204)	(194)	-	-	-	(4,415)
Foreign currecy translation impact	(432)	(24)	(40)	(60)	-	-	-	(556)
Ending balance as at March 31, 2011	(12,058)	(669)	(1,064)	(1,545)	-	-	-	(15,336)
Depletion	(1,232)	(81)	(101)	(196)	-	-	-	(1,610)
Foreign currecy translation impact	(158)	(9)	(14)	(20)	-	-	-	(201)
Ending balance as at June 30, 2011	$(13,448)	$(759)	$(1,179)	$(1,761)	$-	$-	$-	$(17,147)

Carrying amounts
Balance as at April 1, 2010	$27,668	$4,433	$1,151	$1,176	$-	$64,062	$15,771	$114,261
Balance as at March 31, 2011	$36,521	$8,353	$2,886	$3,619	$49,751	$67,524	$23,145	$191,799
Balance as at June 30, 2011	$38,421	$9,473	$3,532	$4,454	$51,422	$69,139	$23,815	$200,256

Although the Company has taken steps to verify title to the mineral rights and properties in which it, through its subsidiaries, has an interest, in accordance with industry standards, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

10.	ENVIRONMENTAL REHABILITATION

The following table presented the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2010	$2,649
Additions to provision from acquisition of Yunxiang	409
Accretion	164
Revision of provision	(117)
Foreign exchange impact	127
Balance, March 31, 2011	3,232
Accretion	23
Foreign exchange impact	40
Balance, June 30, 2011	$3,295

As at June 30, 2011, current portion of environmental rehabilitation was $nil (March 31, 2011 - $323, April 1, 2010 - $292).

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at June 30, 2011 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, April 1, 2010	3,204,683	$5.10
Options granted	976,500	9.09
Options exercised	(1,081,376)	5.02
Options forfeited	(200,857)	5.09
Options expired	(10,000)	5.99
Balance, March 31, 2011	2,888,950	$6.48
Options granted	237,000	14.96
Options exercised	(130,982)	6.53
Options forfeited	(65,150)	8.36
Balance, June 30, 2011	2,929,818	$7.12

During the three months ended June 30, 2011, a total of 237,000 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$14.96 per share subject to a vesting schedule over four-year term with 6.25% options vesting every three months.

The fair value of stock options granted during the three months ended June 30, 2011 were calculated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended June 30,
	2011	2010
Risk free interest rate	1.87% to 2.28%	2.18% to 3.20%
Expected life of option in years	1.25 to 5 years	2 to 5 years
Expected volatility	51% to 80%	72% to 85%
Expected dividend yield	1%	1%
Estimated forfeiture rate	10%	12%

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The weighted average grant date fair value of options granted during the three months ended June 30, 2011 was CAD$6.79 (three months ended June 30, 2010 - CAD$3.80). For the three months ended June 30, 2011, a total of $778 (three months ended June 30, 2010 - $754) in stock-based compensation expenses was recorded and included in the general and administrative expenses on the consolidated statements of income.

The following table summarizes information about stock options outstanding at June 30, 2011:

	Number of options	Weighted average	Weighted average	Number of options	Weighted average
Exercise price	outstanding at June 30,	remaining contractual	exercise price in	exercisable at June 30,	exercise price in
in CAD$	2011	life (Years)	CAD$	2011	CAD$
$ 4.32	6,900	0.06	$ 4.32	6,900	$ 4.32
6.74	406,500	0.78	6.74	406,500	6.74
6.95	15,000	1.26	6.95	15,000	6.95
9.05	46,200	1.55	9.05	46,200	9.05
7.54	25,000	1.87	7.54	25,000	7.54
5.99	211,250	2.00	5.99	181,249	5.99
3.05	68,000	2.26	3.05	53,000	3.05
2.65	674,000	2.80	2.65	372,001	2.65
7.00	390,500	3.52	7.00	155,415	7.00
7.40	195,750	3.81	7.40	59,415	7.40
8.23	394,437	4.26	8.23	43,564	8.23
12.16	261,781	4.51	12.16	16,163	12
14.96	234,500	4.77	14.96	-	-
$ 2.65-14.96	2,929,818	3.08	$ 7.12	1,380,407	$ 5.65

Subsequent to June 30, 2011, a total of 309,500 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$9.20 per share subject to a vesting schedule over a four-year term with 6.25% options vesting every three months.

(c) Cash dividends declared and distributed

During the three months ended June 30, 2011, quarterly cash dividends of CAD$0.02 (three months ended June 30, 2010 - $0.02) per share, totaling $3,619 (three months ended June 30, 2010 - $3,109) were declared. The full amount was subsequently paid on July 21, 2011.

12.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Henan Huawei	Qinghai Found	Yunxiang	Guangdong Found	Total
Balance, April 1, 2010	$27,749	$-	$-	$-	$977	$28,726
Addition upon acquisition	-	(129)	-	11,296	-	11,167
Share of net income (loss) for the period	20,702	1,549	(21)	(122)	(46)	22,062
Share of other comprehensive income (loss) for the period	1,561	(56)	10	-	172	1,687
Distribution to non-controlling interest holder	(10,582)	-	-	-	-	(10,582)
Balance, March 31, 2011	$39,430	$1,364	$(11)	$11,174	$1,103	$53,060
Share of net income (loss) for the period	7,853	776	(23)	14	(18)	8,602
Share of other comprehensive income (loss) for the period	444	17	(1)	189	53	702
Contribution from non-controlling interest holder	-	-	-	3,656	924	4,580
Balance, June 30, 2011	$47,727	$2,157	$(35)	$15,033	$2,062	$66,944

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at June 30, 2011, non-controlling interests in Henan Found, Henan Huawei, Qinghai Found Mining Co. Ltd., Yunxiang and Guangdong Found were 22.5%, 20%, 18%, 30% and 5%, respectively.

13.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	June 30, 2011	March 31, 2011	April 1, 2010
NUX (a)	$51	$203	$138
Henan Non-ferrous Geology Bureau (b)	1,268	-	-
	$1,319	$203	$138

Due to a related party	June 30, 2011	March 31, 2010	April 1, 2010
Z.X. Zhu (e)	$3,498	$3,447	$-

	Three months ended June 30,
Transactions with related parties	2011	2010
NUX (a)	$77	$59
Henan Non-ferrous Geology Bureau (b)	1,268	-
McBrighton Consulting Ltd.(c)	97	55
R. Feng Consulting Ltd. (d)	43	82
	$1,485	$196

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three months ended June 30, 2011, the Company recovered $77 (three months ended June 30, 2010 - $59) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three months ended June 30, 2011, Henan Found extended a loan of $1,238 (RMB¥ 8,000,000) to Henan Geology Bureau. The loan bears a prime interest rate set by Bank of China with a maturity date of October 25, 2011.

(c)

During the three months ended June 30, 2011, the Company paid $97 (three months ended June 30, 2010 - $55) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)

During the three months ended June 30, 2011, the Company paid $43 (three months ended June 30, 2010 - $82) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(e)

Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang. As at June 30, 2011, the Company has a payable of $3,498 to Z.X. Zhu, of which approximately $3.3 million was related to the liabilities assumed in connection with the acquisition of Yunxiang.

The balances with related parties are unsecured, non-interest bearing, and due on demand.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three months ended June 30, 2011 and 2010 were as follows:

	Three months ended June 30,
	2011	2010
Directors' fees	$46	$35
Salaries for key management personnel	365	256
Stock-based compensation	1,175	642
	$1,586	$933

Salaries of key management personnel include consulting and management fees disclosed in note 13 (c) & (d). Stock-based compensation expenses were measured at grant date fair value.

14.	COST OF SALES

Cost of sales consists of:

	Three months ended June 30,
	2011	2010
Direct mining and milling cost	$11,681	$8,664
Depreciation, amortization and depletion	2,378	1,527
Cost of sales	$14,059	$10,191

15.	FINANCE ITEMS

Finance items consist of:

	Three months ended June 30,
Finance income	2011	2010
Interest income	$670	$265

	Three months ended June 30,
Finance costs	2011	2010
Interest expense	$-	$20
Accretion of environmental rehabilitation provision	23	40
	$23	$60

16.	INCOME TAX

Income tax expense consists of:

	Three months ended June 30,
Income tax expense	2011	2010
Current	$11,446	$2,717
Deferred	1,128	535
	$12,574	$3,252

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

18.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of April 1, 2010, March 31, 2011 and June 30, 2011, the Company did not have financial liabilities measured at fair value on a recurring basis.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$165,676	$-	$-	$165,676
Short term investments	64,798	-	-	64,798
Common shares of publicly traded companies	10,757	-	-	10,757
Warrants	-	-	1,740	1,740

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	June 30, 2011	March 31, 2011	April 1, 2010
	Within a year
Accounts payable and accrued liabilities	$16,903	$12,770	$7,504
Dividends payable	3,631	3,600	3,238
Bank loan	-	-	1,465
	$20,534	$16,370	$12,207

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the USD until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	June 30, 2011	March 31, 2011	April 1, 2010
Financial assets denominated in U.S. Dollars	$46,727	$77,968	$29,808

Financial liabilities denominated in U.S. Dollars	$-	$-	$5

As at June 30, 2011, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.2 million.

As at June 30, 2011, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.3 million.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2011.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, interest receivable, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has amounts receivable from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of accounts receivable are less than 90 days, and, as a result, the credit risk associated with accounts receivable from customers as at June 30, 2011 is considered to be immaterial.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at June 30, 2011, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to comprehensive income of approximately $1.1 million.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	SEGMENTED INFORMATION

Operating segments are components of the Company whose separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker. The format for segment reporting is based on major project segments segregated by significant geographic locations. The project segments are determined based on the Company’s management and internal reporting structure.

  Information segmented under the China geographic location represents certain long-term assets and results from mining projects based in China.

  Information segmented under Canada geographic location represents certain long-term assets and results from the Silvertip mining project as well as the corporate head office based in Canada.

  Information segmented under the Other Regions geographic location represents certain long-term assets and results in the holding and investment companies.

(a) Geographic information for certain long-term assets are as follows:

June 30, 2011

	China				Canada		Other
Balance sheet items:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office	Regions	Total

Plant and equipment	$31,242	$1,713	$3,195	$1,783	$1,986	$756	$-	$40,675
Mineral rights and properties	55,880	51,422	69,139	-	23,815	-	-	200,256
Investment in an associate	-	-	-	-	-	15,919	2	15,921
Other investments	9,283	-	-	-	-	31,462	3,881	44,626

March 31, 2011

	China				Canada		Other	Total
Balance sheet items:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office	Regions

Plant and equipment	$29,308	$950	$1,884	$1,805	$2,020	$549	$-	$36,516
Mineral rights and properties	51,379	49,751	67,524	-	23,145	-	-	191,799
Investment in an associate	-	-	-	-	-	15,822	-	15,822
Other investments	9,169	-	-	-	-	33,655	3,462	46,286

April 1, 2010

	China				Canada		Other	Total
Balance sheet items:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office	Regions

Plant and equipment	$26,541	$-	$89	$1,896	$-	$485	$-	$29,011
Mineral rights and properties	34,428	-	64,062	-	15,771	-	-	114,261
Investment in an associate	-	-	-	-	-	6,103	-	6,103
Other investments	6,886	-	-	-	-	236	1,881	9,003

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Geographic information for operating results are as follows:

Three months ended June 30, 2011

	China				Canada		Other	Total
Statement of operations:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$69,030	$689	$-	$-	$-	$-	$-	$69,719
Cost of sales	(13,896)	(163)	-	-	-	-	-	(14,059)
Gross profit	55,134	526	-	-	-	-	-	55,660

Operating expenses	(4,411)	(424)	(410)	(293)	(43)	(2,719)	(181)	(8,481)
Other income (loss)	141	-	(6)	-	-	(1,019)	(124)	(1,008)
Finance items	455	(14)	38	1	-	148	19	647
Income tax expenses	(12,535)	(39)	-	-	-	-	-	(12,574)
Net income	$38,784	$49	$(378)	$(292)	$(43)	$(3,590)	$(286)	$34,244

Attributed to:
Equity holders of the Company	30,154	35	(359)	(269)	(43)	(3,590)	(286)	25,642
Non-controlling interests	8,630	14	(19)	(23)	-	-	-	8,602
Net income	$38,784	$49	$(378)	$(292)	$(43)	$(3,590)	$(286)	$34,244

Three months ended June 30, 2010

	China				Canada		Other	Total
Statement of operations:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$36,729	$-	$-	$-	$-	$-	$-	$36,729
Cost of sales	(10,191)	-	-	-	-	-	-	(10,191)
Gross profit	26,538	-	-	-	-	-	-	26,538

Operating expenses	(2,111)	-	(155)	114	(51)	(2,801)	423	(4,581)
Other income (loss)	45	-	-	4	-	(3)	(21)	25
Finance items	120	-	21	1	-	63	-	205
Income tax expenses	(3,252)	-	-	-	-	-	-	(3,252)
Net income	$21,340	$-	$(134)	$119	$(51)	$(2,741)	$402	$18,935

Attributed to:
Equity holders of the Company	16,546	-	(127)	92	(51)	(2,741)	402	14,121
Non-controlling interests	4,794	-	(7)	27	-	-	-	4,814
Net income	$21,340	$-	$(134)	$119	$(51)	$(2,741)	$402	$18,935

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Sales by metal

The sales generated for the three months ended June 30, 2011 and 2010 are comprised of:

	Three months ended June 30,
	2011	2010
Silver (Ag)	$47,756	$19,308
Gold (Au)	1,531	863
Lead (Pb)	17,936	13,959
Zinc (Zn)	2,496	2,599
	$69,719	$36,729

(d) Major customers

During the three months ended June 30, 2011, five major customers (three months ended June 30, 2010 -four) accounted for 11% to 27% each (three months ended June 30, 2010 - 14% to 38%) and collectively 87% (three months ended June 30, 2010 - 72%) of the total revenues of the Company.

20.	COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

The Company entered into two office rental agreements (the “Rental Agreements”), with total rental expense of $1,388 over the next four years as follows:

	2012	2013	2014	Total
Rental expense	$415	$550	$423	$1,388

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended June 30,
Net change in non-cash working capital	2011	2010
Trade and other receivables	$(548)	$281
Inventory	(42)	397
Prepaid and deposits	(715)	(160)
Accounts payable and accrued liabilities	2,605	4,210
Income tax payable	1,277	359
Deposits received	(8,667)	(3,390)
	$(6,090)	$1,697
Supplemental information:
Interest paid	$-	$15
Income tax paid	$10,058	$2,358

Non-cash transactions:
Common shares issued for 10% interest of Henan Huawei	$-	$1,127
Acquisition and expenditure of plant and equipment included in accounts payable and accrued liabilities	$472	$-
Acquisition and expenditure of mineral rights and properties included in accounts payable and accrued liabilities	$1,465	$-

22.	TRANSITION TO IFRS

The Company adopted IFRS effective April 1, 2011 with a transition date of April 1, 2010. This note explains the principal adjustments made by the Company in restating its previous Canadian GAAP consolidated balance sheet as at April 1, 2010 and its previously published Canadian GAAP consolidated financial statements for the three months ended June 30, 2010 and for the year ended March 31, 2011.

(a) First-time adoption exemptions applied

In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)

Business combinations – the Company has elected the business combinations exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

(ii)

Cumulative translation differences – the Company has elected to set the previously cumulative translation account, which was included in accumulated other comprehensive income, to zero as at the transition date, and absorbed the balance to retained earnings.

(iii)

Fair value as deemed cost – a first-time adopter of IFRS is allowed to elect a previous GAAP revaluation of an item of property, plant and equipment at, or before, the transition date to IFRS as deemed cost at the date of the revaluation, if the revaluation was at the date of the revaluation, broadly comparable to fair value. The Company had previously revalued certain mineral rights and properties as a result of a Canadian GAAP impairment on December 31, 2008

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

and has elected these revalued amounts, which is $nil, as their deemed cost as at the transition date. The fair value was $nil.
(iv)

Share-based payment – the Company has elected to not apply IFRS 2, Share-based Payment to equity instruments granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.

(b) Reconciliation of equity

The following is a reconciliation of the Company’s equity reported in accordance to Canadian GAAP to its equity under IFRS as at the transition date April 1, 2010:

	Canadian	Transitional Adjustments (note 22 (e))
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(viii)	IFRS
ASSETS
Current Assets
Cash and cash equivalents	$50,618	$-	$-	$-	$-	$-	$-	$50,618
Short-term investments	44,041	-	-	-	-	-	-	44,041
Trade and other receivables	510	-	-	-	-	-	-	510
Inventories	3,175	-	-	-	-	-	-	3,175
Prepaids and deposits	1,964	-	-	-	-	-	-	1,964
Current portion of deferred income tax assets	112	-	-	-	-	-	(112)	-
Due from related parties	138	-	-	-	-	-	-	138
	100,558	-	-	-	-	-	(112)	100,446

Non-current Assets
Long-term prepaids and deposits	583	-	-	-	-	-	-	583
Investment in an associate	6,103	-	-	-	-	-	-	6,103
Other investments	8,735	-	-	-	-	-	-	8,735
Plant and equipment	29,024	(13)	-	-	-	-	-	29,011
Mineral rights and properties	133,248	488	(19,475)	-	-	-	-	114,261
Deferred income tax assets	1,203	-	-	-	-	-	112	1,315
TOTAL ASSETS	$279,454	$475	$(19,475)	$-	$-	$-	$-	$260,454

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$7,504	$-	$-	$-	$-	$-	$-	$7,504
Deposits received	6,737	-	-	-	-	-	-	6,737
Bank loan	1,465	-	-	-	-	-	-	1,465
Current portion of environmental rehabilitation	292	-	-	-	-	-	-	292
Dividends payable	3,238	-	-	-	-	-	-	3,238
Income tax payable	1,658	-	-	-	-	-	-	1,658
	20,894	-	-	-	-	-	-	20,894

Non-current Liabilities
Deferred income tax liabilities	19,475	-	(19,475)	-	-	-	-	-
Environmental rehabilitation	2,357	-	-	-	-	-	-	2,357
Total Liabilities	42,726	-	(19,475)	-	-	-	-	23,251

Non-controlling interests	21,738	-	-	-	-	-	(21,738)	-

Equity
Share capital	145,722	-	-	-	-	-	-	145,722
Contributed surplus	4,702	-	-	-	-	(82)	-	4,620
Reserves	31,893	-	-	(7,176)	-	-	-	24,717
Accumulated other comprehensive income	14,910	-	-	-	(14,591)	-	-	319
Retained earnings	17,763	475	-	-	14,779	82	-	33,099
Total equity attributable to the equity holders of the Company	214,990	475	-	(7,176)	188	-	-	208,477

Non-controlling interests	-	-	-	7,176	(188)	-	21,738	28,726
Total Equity	214,990	475	-	-	-	-	21,738	237,203

TOTAL LIABILITIES AND EQUITY	$279,454	$475	$(19,475)	$-	$-	$-	$-	$260,454

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is a reconciliation of the Company’s equity reported in accordance to Canadian GAAP to its equity under IFRS as at June 30, 2010:

	Canadian	Transitional Adjustments (note 22 (e))
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	IFRS
ASSETS
Current Assets
Cash and cash equivalents	$47,496	$-	$-	$-	$-	$-	$-	$-	$-	$47,496
Short-term investments	58,590	-	-	-	-	-	-	-	-	58,590
Trade and other receivables	229	-	-	-	-	-	-	-	-	229
Inventories	2,714	-	-	-	-	-	-	-	-	2,714
Prepaids and deposits	2,175	-	-	-	-	-	-	-	-	2,175
Current portion of deferred income tax assets	96	-	-	-	-	-	-	-	(96)	-
Due from related parties	149	-	-	-	-	-	-	-	-	149
	111,449	-	-	-	-	-	-	-	(96)	111,353

Non-current Assets
Long-term prepaids and deposits	905	-	-	-	-	-	-	-	-	905
Investment in an associate	8,625	-	-	-	-	-	-	-	-	8,625
Other investments	5,599	-	-	-	-	-	-	-	-	5,599
Plant and equipment	29,295	95	-	-	-	-	-	-	-	29,390
Mineral rights and properties	135,075	4,555	(19,602)	-	-	-	(973)	-	-	119,055
Deferred income tax assets	690	-	-	-	-	-	-	-	96	786
TOTAL ASSETS	$291,638	$4,650	$(19,602)	$-	$-	$-	$(973)	$-	$-	$275,713

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$11,478	$-	$-	$-	$-	$-	-	$-	$-	$11,478
Deposits received	3,370	-	-	-	-	-	-	-	-	3,370
Current portion of environmental rehabilitation	298	-	-	-	-	-	-	-	-	298
Dividends payable	3,109	-	-	-	-	-	-	-	-	3,109
Income tax payable	2,030	-	-	-	-	-	-	-	-	2,030
	20,285	-	-	-	-	-	-	-	-	20,285

Non-current Liabilities
Deferred income tax liabilities	19,602	-	(19,602)	-	-	-	-	-	-	-
Environmental rehabilitation	2,408	-	-	-	-	-	-	-	-	2,408
Total Liabilities	42,295	-	(19,602)	-	-	-	-	-	-	22,693

Non-controlling interests	26,460	-	-	-	-	-	-	-	(26,460)	-

Equity
Share capital	148,805	-	-	-	-	-	-	-	-	148,805
Contributed surplus	4,559	-	-	-	-	(107)	(844)	-	-	3,608
Reserves	31,893	-	-	(7,176)	-	-	-	-	-	24,717
Accumulated other comprehensive income	8,871	3,852	-	-	(14,591)	-	-	-	-	(1,868)
Retained earnings	28,755	787	-	-	14,779	107	-	(317)	-	44,111
Total equity attributable to the equity holders of the Company	222,883	4,639	-	(7,176)	188	-	(844)	(317)	-	219,373

Non-controlling interests	-	11	-	7,176	(188)	-	(129)	317	26,460	33,647
Total Equity	222,883	4,650	-	-	-	-	(973)	-	26,460	253,020

TOTAL LIABILITIES AND EQUITY	$291,638	$4,650	$(19,602)	$-	$-	$-	$(973)	$-	$-	$275,713

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is a reconciliation of the Company’s equity in accordance to Canadian GAAP to its equity under IFRS as at March 31, 2011:

		Transitional Adjustments (note 22 (e))
	Canadian GAAP	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	(ix)	(x)	(xi)	IFRS
ASSETS
Current Assets
Cash and cash equivalents	$147,224	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$147,224
Short-term investments	59,037	-	-	-	-	-	-	-	-	-	-	-	59,037
Trade and other receivables	821	-	-	-	-	-	-	-	-	-	-	-	821
Inventories	3,895	-	-	-	-	-	-	-	-	-	-	-	3,895
Prepaids and deposits	2,973	-	-	-	-	-	-	-	-	-	-	-	2,973
Current portion of deferred income tax assets	414	-	-	-	-	-	-	-	(414)	-	-	-	-
Due from related parties	203	-	-	-	-	-	-	-	-	-	-	-	203
	214,567	-	-	-	-	-	-	-	(414)	-	-	-	214,153

Non-current Assets
Long-term prepaids and deposits	893	-	-	-	-	-	-	-	-	-	-	-	893
Investment in an associate	15,624	-	-	-	-	-	-	-	-	198	-	-	15,822
Other investments	46,286	-	-	-	-	-	-	-	-	-	-	-	46,286
Plant and equipment	36,548	(32)	-	-	-	-	-	-	-	-	-	-	36,516
Mineral rights and properties	198,682	321	(20,312)	-	-	-	(946)	-	-	-	(117)	14,171	191,799
Deferred income tax assets	915	-	-	-	-	-	223	-	8	-	-	-	1,146
TOTAL ASSETS	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$12,770	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$12,770
Deposits received	13,278	-	-	-	-	-	-	-	-	-	-	-	13,278
Current portion of environmental rehabilitation	323	-	-	-	-	-	-	-	-	-	-	-	323
Dividends payable	3,600	-	-	-	-	-	-	-	-	-	-	-	3,600
Income tax payable	3,047	-	-	-	-	-	-	-	-	-	-	-	3,047
Current portion of deferred income tax liabilities	84	-	-	-	-	-	-	-	(84)	-	-	-	-
Due to a related party	3,447	-	-	-	-	-	-	-	-	-	-	-	3,447
	36,549	-	-	-	-	-	-	-	(84)	-	-	-	36,465

Non-current Liabilities
Deferred income tax liabilities	30,655	-	(20,312)	-	-	-	-	-	(322)	-	-	3,543	13,564
Environmental rehabilitation	3,026	-	-	-	-	-	-	-	-	-	(117)	-	2,909
Total Liabilities	70,230	-	(20,312)	-	-	-	-	-	(406)	-	(117)	3,543	52,938

Non-controlling interests	34,333	-	-	-	-	-	-	-	(34,333)	-	-	-	-

Equity
Share capital	266,081	-	-	-	-	-	-	-	-	-	-	-	266,081
Contributed surplus	4,192	-	-	-	-	(217)	(844)	-	-	-	-	-	3,131
Reserves	31,893	-	-	(7,176)	-	-	-	-	-	-	-	-	24,717
Accumulated other comprehensive income	33,601	355	-	-	(14,591)	-	(23)	-	-	18	-	2	19,362
Retained earnings	73,185	430	-	-	14,779	217	278	(1,528)	-	180	-	(215)	87,326
Total equity attributable to the equity holders of the Company	408,952	785	-	(7,176)	188	-	(589)	(1,528)	-	198	-	(213)	400,617

Non-controlling interests	-	(496)	-	7,176	(188)	-	(134)	1,528	34,333	-	-	10,841	53,060
Total Equity	408,952	289	-	-	-	-	(723)	-	34,333	198	-	10,628	453,677

TOTAL LIABILITIES AND EQUITY	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Reconciliation of comprehensive income

The following is reconciliation of the Company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income under IFRS for the quarter ended June 30, 2010:

	Canadian	Transitional Adjustments (note 22 (e))
	GAAP	(i)	(v)	(vii)	(viii)	IFRS

Sales	$36,729	$-	$-	$-	$-	$36,729
Cost of sales	10,191	-	-	-	-	10,191
Gross profit	26,538	-	-	-	-	26,538

General and administrative	4,690	2	(26)	-	-	4,666
General exploration and property investigation	1,325	-	-	-	-	1,325
Foreign exchange gain	(544)	(329)	-	-	-	(873)
Gain on disposal of mineral rights and properties	(537)	-	-	-	-	(537)
Income from operations	21,604	327	26	-	-	21,957

Share of loss in an associate	(38)	-	-	-	-	(38)
Loss on investments	(49)	-	-	-	-	(49)
Other income	112	-	-	-	-	112
Income before finance items and income taxes	21,629	327	26	-	-	21,982

Finance income	265	-	-	-	-	265
Finance costs	(60)	-	-	-	-	(60)
Income before income taxes	21,834	327	26	-	-	22,187

Income tax expense	3,252	-	-	-	-	3,252
Non-controlling interests	4,481	-	-	-	(4,481)	-
Net income	$14,101	$327	$26	$-	$(4,481)	$18,935

Attributable to:
Equity holders of the Company	$14,101	$312	$26	$(318)	$-	$14,121
Non-controlling interests	-	15	-	318	4,481	4,814
	$14,101	$327	$26	$-	$4,481	$18,935

Other comprehensive loss, net of taxes
Unrealized loss on available for sale securities	$(293)	$-	$-	$-	$-	$(293)
Currency translation adjustment	(5,746)	4,088	-	-	-	(1,658)
Other comprehensive loss	(6,039)	4,088	-	-	-	(1,951)
Comprehensive income	$8,062	$4,415	$26	$-	$4,481	$16,984

Attributable to:
Equity holders of the Company	$8,062	$4,164	$26	$(318)	$-	$11,934
Non-controlling interests	-	251	-	318	4,481	5,050
	$8,062	$4,415	$26	$-	$4,481	$16,984

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is reconciliation of the Company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income under IFRS for the year ended March 31, 2011:

		Transitional Adjustments (note 22 (e))
	Canadian GAAP	(i)	(v)	(vi)	(vii)	(viii)	(ix)	(xi)	IFRS

Sales	$167,327	$-	$-	$-	$-	$-	$-	$-	$167,327
Cost of sales	41,944	-	-	(60)	-	-	-	-	41,884
Gross profit	125,383	-	-	60	-	-	-	-	125,443

General and administrative	18,698	6	(135)	-	-	-	-	304	18,873
General exploration and property investigation	3,319	-	-	-	-	-	-	-	3,319
Foreign exchange loss	2,762	41	-	-	-	-	-	-	2,803
Loss on disposal of plant and equipment	677	-	-	-	-	-	-	-	677
Gain on disposal of mineral rights and properties	(537)	-	-	-	-	-	-	-	(537)
Income from operations	100,464	(47)	135	60	-	-	-	(304)	100,308

Dilution gain and share of income from an associate	6,563	-	-	-	-	-	180	-	6,743
Gain on investments	1,788	-	-	-	-	-	-	-	1,788
Other income	511	-	-	-	-	-	-	-	511
Income before finance items and income taxes	109,326	(47)	135	60	-	-	180	(304)	109,350

Finance income	1,461	-	-	-	-	-	-	-	1,461
Finance costs	(251)	-	-	-	-	-	-	-	(251)
Income before income taxes	110,536	(47)	135	60	-	-	180	(304)	110,560

Income tax expense	21,061	-	-	(218)	-	-	-	-	20,843
Non-controlling interests	20,626	-	-	-	-	(20,626)	-	-	-
Net income	$68,849	$(47)	$135	$278	$-	$(20,626)	$180	$(304)	$89,717

Attributable to:
Equity holders of the Company	$68,849	$(44)	$135	$278	$(1,528)	$-	$180	$(215)	67,655
Non-controlling interests	-	(3)	-	-	1,528	20,626	-	(89)	22,062
	$68,849	$(47)	$135	$278	$-	$20,626	$180	$(304)	$89,717

Other comprehensive Income, net of taxes
Unrealized gain on available for sale securities	$4,431	$-	$-	$-	$-	$-	$-	$-	4,431
Currency translation adjustment	14,260	2,047	-	(28)	-	-	18	2	16,299
Other comprehensive income	18,691	2,047	-	(28)	-	-	18	2	20,730
Comprehensive income	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447

Attributable to:
Equity holders of the Company	$87,540	$311	$135	$256	$(1,528)	$-	$198	$(214)	86,698
Non-controlling interests	-	1,689	-	(6)	1,528	20,626	-	(88)	23,749
	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447

(d) Statement of cash flows

For the three months ended June 30, 2010, the conversion to IFRS did not result in material changes to the statement of cash flows.

For the year ended March 31, 2011, the conversion to IFRS did not result in material changes to the statement of cash flows.

(e) Notes to the reconciliations

Transitional adjustments are made according to the following notes:

(i)	Foreign exchange impact on translation

With the adoption of IFRS, the Company’s Chinese subsidiaries changed their functional currency from the CAD to the RMB. Such change resulted in a foreign exchange difference between the two accounting standards on certain non-monetary assets and non-controlling interest. These assets were previously translated from RMB to CAD by using historical rates and then translated from CAD to USD by using period end rates under Canadian GAAP. However under IFRS, they are translated from RMB to USD directly by using period end rates.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

April 1, 2010: Foreign exchange differences of $475 were adjusted to the respective non-current assets and retained earnings.

June 30, 2010: Foreign exchange differences of $4,650 were adjusted to respective non-current assets and retained earnings with an exchange gain of $327 recognized in net income in the period.

March 31, 2011: Foreign exchange differences of $289 were adjusted to respective non-current assets and retained earnings with an exchange loss of $47 recognized in net income in the period.

(ii)	Acquisition cost of GC property

At the time when the Company acquired its GC property, deferred income tax liabilities arising from acquisition premiums were recognized under the Canadian GAAP with the related assets capitalized to mineral rights and properties. However, IFRS does not allow the recognition of such deferred income tax liabilities.

April 1, 2010: Adjustments of $19,475 were made to reduce mining rights and properties (non-current assets) and deferred income tax liabilities.

June 30, 2010: Adjustments of $19,602 were made to reduce mining rights and properties (non-current assets) and deferred income tax liabilities.

March 31, 2011: Adjustments of $20,312 were made to reduce mining rights and properties (non-current assets) and deferred income tax liabilities.

(iii)	Non-controlling interests’ portion of reserves

IAS 1, Presentation of Financial Statements requires the Company subsidiaries’ non-controlling shareholders to pick up their portion of the reserve funds. Reserves of $7,176 were allocated to non-controlling interest.

(iv)	Cumulative translation difference

The Company has elected to eliminate its cumulative translation difference that existed at the date of transition to IFRS. Cumulative translation difference of $14,591 was reclassified from accumulated other comprehensive income to retained earnings. Non-controlling interest of $188 was adjusted to reflect the non-controlling interest holders’ portion of the cumulative translation difference.

(v)	Stock-based compensation

Under Canadian GAAP, forfeitures of grants were recognized as they occur. Under IFRS, forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

April 1, 2010: Stock-based compensation was reduced by $82 with respective adjustments made to contributed surplus and retained earnings.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

June 30, 2010: Stock-based compensation was reduced by $26 with respective adjustments made to contributed surplus and retained earnings.

March 31, 2011: Stock-based compensation was reduced by $135 with respective adjustments made to contributed surplus and retained earnings.

(vi)	Henan Huawei 10% share acquisition adjustment

The acquisition of an additional 10% interest in Henan Huawei was accounted for as a business combination under Canadian GAAP. As the transaction did not result in a change of control in the Company’s ownership interest in Henan Huawei, under IFRS, the transaction is accounted for as an equity transaction. As a result, the carrying amount of the controlling and non-controlling interests is adjusted to reflect the changes in the relative interests in Huawei.

June 30, 2010: Non-current assets were reduced by $973, with the respective adjustments made to non-controlling interests and equity.

March 31, 2011: Non-current assets were reduced by $723, with the respective adjustments made to non-controlling interests and equity. $278 is adjusted to increase net income mainly due to reversal of deferred taxes.

(vii)	Non-controlling interests’ pick-up

Canadian GAAP does not allow the debit balance of non-controlling interests, while IFRS requires picking up of the non-controlling interests’ share of changes in equity since the date of transition, even if the resulting non-controlling interest balance becomes debit. As a result, the non-controlling interests of the Company’s subsidiaries, Huawei and Qinghai Found have been adjusted to reflect their portion of the changes in equity since the date of transition.

June 30, 2010: Non-controlling interests balance increased by $318.

March 31, 2011: Non-controlling interests balance increased by $1,528.

(viii)	Reclassification of financial statement items

Current portion of deferred income tax assets (liabilities) under Canadian GAAP were reclassified to long term under IFRS. Non-controlling interests classified as liabilities under Canadian GAAP were reclassified to equity under IFRS. Non-controlling interests on the statement of comprehensive income was reclassified for presentation purposes to be in accordance with IFRS.

(ix)	Dilution gain and share of income from an associate, NUX

Adjustments to equity income and dilution gain were made due to changes of financial results of NUX as a result of NUX adopting IFRS. As a result, adjustment of $198 was made to non-current assets with corresponding increase in comprehensive income on March 31, 2011 (June 30, 2010 - $nil).

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(x)	Environmental rehabilitation

IFRS requires the Company to revisit the environmental rehabilitation at every balance sheet date using the most current market information, such as the discount rate used to calculate future cash flows. This was not required under Canadian GAAP. The Company will revaluate the environmental rehabilitation based on discount rate changes on an annual basis. As a result of discount rate changes, an adjustment of $117 was made to reduce the environmental rehabilitation provision and its related assets on March 31, 2011 (June 30, 2010 - $nil, April 1, 2010 - $nil).

(xi)	Acquisition of Xinshao Yunxiang Mining Co. Ltd.

The acquisition of Yunxiang was accounted for as a business combination under Canadian GAAP using the purchase method. Under such method, the non-controlling interest is recorded at its proportionate share of the carrying value of the net assets acquired. The acquisition-related costs are included as part of the purchase consideration. Under IFRS, the acquisition is accounted for as a business combination using the acquisition method. The full fair value of the identifiable assets and liabilities acquired is recorded. The non-controlling interest is recorded at its proportionate share of the fair value of net identifiable assets acquired and the acquisition-related costs are expensed in the period.

As a result, on March 31, 2011, non-current assets were adjusted by $14,171, non-current liabilities related to deferred income liabilities were adjusted by $3,543 and non-controlling interest balance was adjusted by $10,841. Acquisition-related costs of $304 were expensed in statement of income for the period.